AMENDED SCHEDULE A
TO THE
POTOMAC FUNDS
ADVISOR CLASS
DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Potomac Funds Advisor Class Distribution Plan shall be as follows:

Cardinal Fund
Horizon Fund
Portfolio Strategies Fund
Spectrum High Yield Plus Fund
Spectrum Global Perspective Fund
Spectrum Equity Opportunity Fund
HCM Freedom Fund

Up to 1.00% of the average daily net assets

Dated: November 1999, as amended August 2004